Exhibit E-2

Eidos PLC – Holding(s) in Company
RNS Number:1105Y
Eidos PLC

3 July 2002

Eidos plc ("the Company'')

Eidos plc was advised on 2 July 2002 that in accordance with Part VI of the Companies Act 1985 (as amended) Prudential plc, and all of its subsidiary companies, no longer has a notifiable interest in the issued ordinary share capital of the Company.

E2-1